Filed by Silvercorp Metals Inc.
Commission File No. 001-34184
Pursuant to Rule 425 under the
United States Securities Act
of 1933, as amended
Subject Company: Klondex Mines Ltd.
Commission File No. 132-02688
Dated: June 15, 2009

June 15, 2009
Silvercorp Metals Inc. Formally Commences Offer to Acquire All of the Outstanding Shares of Klondex Mines Ltd.
Silvercorp Metals Inc. (TSX: SVM, NYSE Amex: SVM) (“Silvercorp”) announced today that it has formally commenced its offer to acquire all of the outstanding common shares of Klondex Mines Ltd. (TSX: KDX) (“Klondex”). Silvercorp will today deliver to Klondex’s principal office and file with the Canadian securities regulators and with the SEC its formal offer and take-over bid circular (together, the “Circular”). The circular will be sent to Klondex shareholders shortly following Silvercorp’s receipt of Klondex’s shareholder list, which was formally requested on June 5, 2009.
On June 5, 2009, the last trading day prior to Silvercorp’s announcement of its intention to make the Offer, the closing prices of the Silvercorp common shares were C$4.36 on the TSX and $3.86 on the NYSE Amex, respectively and the closing price of the Klondex common shares was C$1.37 on the TSX.
Pursuant to the offer, Klondex shareholders will be entitled to receive 0.50 common shares of Silvercorp for each Klondex common share validly tendered to the offer, representing approximately C$2.18 per Klondex common share (based on Silvercorp’s closing share price as at June 5, 2009). The offer represents a premium of 59% to Klondex’s closing share price as at June 5, 2009 (based on Silvercorp’s closing share price as of the same day), and a premium of 63% to Klondex’s 20-day volume weighted average price as at June 5, 2009 (based on Silvercorp’s 20-day volume weighted average price as of the same day).
The offer will be open for acceptance until 5:00 p.m. (Eastern Daylight Time) on July 21, 2009, unless extended or withdrawn. The offer will be subject to certain conditions including a minimum tender threshold of 66 2/3%, receipt of all required regulatory approvals and third-party consents, the absence of any material adverse change in Klondex, the absence of certain prohibited activities on the part of Klondex (including share issuances, material debt issuances, acquisitions and dispositions) between the date hereof and the expiry of the offer, no untrue statements or omissions in Klondex’s public disclosure and Klondex’s shareholder rights plan being waived, invalidated or cease traded. Silvercorp intends to take all necessary steps to acquire any Klondex shares that remain outstanding following the expiry of the offer. Full details of the offer are included in the Circular.
Investors may obtain a free copy of the Circular and other documents filed by Silvercorp with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The Circular and other documents may also be obtained for free from Silvercorp’s website or by directing a request to Silvercorp’s investor relations department by telephone at 1-888-224-1881, fax 604-669-9387 or e-mail info@silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-888-518-6832.
This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Silvercorp or Klondex. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Silvercorp will also today file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the Circular relating to the Klondex offer. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
For further information, please contact:
Lorne Waldman
Corporate Secretary
Silvercorp Metals Inc.
Suite 1378 — 200 Granville Street
Vancouver, BC
Canada, V6C 1S4
Telephone: 604-669-9397
Fax: 604-669-9387
Toll Free: 1-888-224-1881
Email: info@silvercorp.ca
About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.
Cautionary Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company.
Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp’s assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.
The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.
This press release is also available at www.silvercorp.ca